Exhibit 4.55
Second Amendment
To The Exclusive Ragnarok Online License and Distribution Agreement
This AMENDMENT (“Amendment”) is made and entered into on this 1st day of January, 2008 by and between Gravity Co., Ltd (hereinafter referred to as “Licensor”) and Gravity Interactive, Inc. (hereinafter referred to as “Licensee”).
RECITALS:
WHEREAS, Licensor and Licensee (“Parties” collectively) entered into an Exclusive Ragnarok Online License and Distribution Agreement (“The Agreement”), dated January 1st, 2006.
WHEREAS, both Parties to the Agreement now desire to amend the Agreement as set forth below;
AGREEMENT
NOW; THEREFORE, in consideration of the mutual promises and covenants contained herein, Licensor and Licensee agree as follows:
1.	Term Extension of the Agreement

Parties agreed to extend the Agreement for One (1) year (“First Renewed Term”) from the expiration date with conditions stated below in this Amendment. The newly extended term of the Agreement shall be from January 1st, 2008 to December 31st, 2008.

2.	Royalty

The Article 6.1 in the Agreement shall be deleted in its entirety, and replaced with the following language:
6.1	In consideration of the License and technical assistance granted under this Agreement, Licensee shall pay to Licensor a monthly royalty twenty-five percent (25%) of the Service-Sales Amount paid by End Users (Royalty). The Royalty shall be paid on a monthly basis within thirty (30) days after the end of the applicable month. Licensee shall also provide Licensor with a report (“Royalty Report”) on a monthly basis within twenty (20) days after the end of the applicable month. Each Royalty report shall contain detailed information on the calculation of Service-Sales Amount for the applicable month.
3.	Territory

The Article 1.12 of The Agreement shall be amended as the following language and this amended article shall be effective from 2nd date of March 2007 by both Parties:

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1.12	“Territory” shall mean the territory of the following North American countries, Australia and New Zealand:
(1)	United States of America

(2)	Canada

(3)	Australia

(4)	And New Zealand
4.	Other obligation

The Article 10.4 in the Agreement shall be deleted in its entirety, and replaced with the following language:
10.4	Licensee shall exert its best efforts to protect the Intellectual Property rights of Licensor and shall, in lieu of Licensor, procure appropriate legal and administrative measures against any and all activities by third parties within the above written territories infringing the Game or any of the Intellectual Property rights of Licensor on or in relation to the Game, including without limitation to, operation of illegal game servers, manufacture or sales of counterfeiting CDs, manuals, artwork books or any other related products.
5.	Continuing Effectiveness of the Agreement

Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.
IN WITNESS WHEREOF, the Parties have executed this Amendment on the day and year first above-written.

Gravity Co., Ltd		Gravity Interactive Inc.

By:		By:
	Name: Il Young, Ryu		Name: Han Keun, Kang
	Title: Chairman & CEO		Title: CEO
	Date:		Date: December 31, 2007

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